UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15F
CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE
REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 1-14970
Enel Società per Azioni

(Exact name of registrant as specified in its charter)
Viale Regina Margherita 137, 00198 Rome, Italy
(+39) 06 8305 2783

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
American Depositary Shares*
                          Ordinary shares with a par value of €1 each**

(Title of each class of securities covered by this Form)
     Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934::

Rule 12h-6(a)	☑	Rule 12h-6(d)	☐
(for equity securities)		(for successor registrants)

Rule 12h-6(c)	☐	Rule 12h-6(i)	☐
(for debt securities)		(for prior Form 15 filers)

*	Each representing the right to receive five ordinary shares

**	Not for trading, but only in connection with the registration of the American Depositary Shares

General
     This Form 15F relates to American Depositary Shares (“ADSs”), each representing five of our ordinary shares, and to such ordinary shares. We refer to the ordinary shares, together with the related ADSs, as the “Securities”. In accordance with the requirements of Rule 12h-6(a), all trading volume data is presented by reference to the trading volume of the ordinary shares, but is intended to support the certification set forth in this Form with respect to both such ordinary shares and the ADSs. The use of we, us, our, the “Company” or similar terms in this Form refers to Enel S.p.A..
PART I
Item 1. Exchange Act Reporting History
     We first incurred the duty to file reports under section 13(a) and section 15(d) of the Exchange Act of 1934 (the “Exchange Act”) in November 1999, when we completed an initial public offering in the United States of 800,000,000 ordinary shares (corresponding to 400,000,000 ordinary shares after a one-for-two reverse stock split effective July 9, 2001) in the form of ordinary shares and ADSs (each representing ten ordinary shares at the time of the offering, and five ordinary shares after the above mentioned one-for-two reverse stock split), pursuant to a Registration Statement on Form F-1 (Registration No. 333-10944). Our ADSs were listed on the New York Stock Exchange on November 2, 1999 in connection with our initial public offering in the United States.
     We have filed or submitted all reports required under sections 13(a) and 15(d) of the Exchange Act and the corresponding Securities and Exchange Commission (the “Commission”) rules for the 12 months preceding the filing of this form, and we have filed at least one annual report on Form 20-F.
Item 2. Recent United States Market Activity
     Our Securities were last sold in the United States in a registered offering under the Securities Act of 1933 in our November 1999 initial public offering.
Item 3. Foreign Listing and Primary Trading Market
     Our ordinary shares are listed on the Mercato Telematico Azionario, the automated screen-based trading system managed by Borsa Italiana S.p.A. (together with its predecessors, the “Italian Stock Exchange”), which is located in Italy. Our ordinary shares were first listed on the Italian Stock Exchange in November 1999. We have maintained that listing for at least the 12 months preceding the filing of this Form.
     The Italian Stock Exchange constitutes the primary trading market for our ordinary shares. The table below sets forth the percentage of the worldwide average daily trading volume (“WADTV”) in our Securities represented by trades effected in ordinary shares on the Italian Stock Exchange during the 12-month period beginning on November 17, 2006 and ending on November 16, 2007 (the “Reference Period”). We have included off-exchange transactions effected in the United States in the denominator for purposes of determining this ratio.

% of WADTV effected on Italian Stock Exchange
during Reference Period
Enel’s Securities	95.6%

Item 4. Comparative Trading Volume Data
     The following table sets forth the average daily trading volume of our Securities in the United States and worldwide during the Reference Period (measured in number of ordinary shares traded):

	Average Daily Trading Volume	Average Daily Trading Volume
	Worldwide(1) (2)	United States(1) (3)
Enel’s Securities	49,870,785	567,164

(1)	In the United States, our ordinary shares trade in the form of ADSs, each of which represents five ordinary shares. For purposes of this calculation, we have counted the number of ordinary shares represented by each ADS.

(2)	Includes on-exchange as well as off-exchange transactions effected in the United States and on-exchange transactions effected on the following exchanges: Milan , Virt-X, Frankfurt, Dusseldorf, Xetra, Stuttgart, Munich, Berlin, Hannover, Hamburg, Stockholm-borsen – Cash, London, as well as certain off-exchange transactions effected outside the United States.

(3)	Includes on-exchange as well as off-exchange transactions effected in the United States.
     The table below sets forth the percentage of the WADTV in our Securities represented by trades effected in the United States during the Reference Period (measured in number of ordinary shares traded):

% of WADTV effected in the United States
during Reference Period
Enel’s Securities	1.14%
     Calculations set forth in this and the preceding Item were based on trading-volume data obtained from Capital Precision, a third-party financial information service provider, which used Reuters and Bloomberg as its sources.
     We filed Form 25 for purposes of notifying the Commission of the delisting of our Securities from the New York Stock Exchange on December 10, 2007 and that delisting became effective as of today, December 20, 2007. We have not previously delisted any class of our Securities from a national securities exchange or inter-dealer quotation system in the United States.
     As of the date of this Form, we have not terminated a sponsored American depositary receipt facility regarding any of our Securities.
Item 5. Alternative Record Holder Information
     Not applicable.
Item 6. Debt Securities
     Not applicable.
Item 7. Notice Requirement
     On November 29, 2007, we issued a press release in the United States through Dow Jones and Associated Press disclosing our intent to terminate our duty to file reports under section 13(a) and 15(d) of the Exchange Act. On the same date, we furnished the Commission with a copy of this press release under cover of a Form 6-K.
Item 8. Prior Form 15 Filers
     Not applicable.

PART II
Item 9. Rule 12g3-2(b) Exemption
     We will publish the information required under Rule 12g3-2(b)(1)(iii) on our website at www.enel.it.
PART III
Item 10. Exhibits

Exhibit
Number	Description

1	Press release dated November 29, 2007 disclosing the Company’s intent to terminate its duty to file reports under section 13(a) and 15(d) of the Exchange Act.
Item 11. Undertakings
     We hereby undertake to withdraw this Form 15F if, at any time before the effectiveness of our termination of reporting under Rule 12h-6, we have actual knowledge of information that causes us reasonably to believe that, at the time of filing the Form 15F:
1.	The average daily trading volume of the subject class of our Securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that we used for purposes of Rule 12h-6(a)(4)(i); or

2.	We otherwise did not qualify for termination of our Exchange Act reporting obligations under Rule 12h-6.

Signatures
     Pursuant to the requirements of the Securities Exchange Act of 1934, Enel S.p.A. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Enel S.p.A. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

By:	/s/ Avv. Claudio Sartorelli

Name: Avvocato Claudio Sartorelli
Title: Secretary of Enel Società per Azioni
Date: December 20, 2007